Mail Stop 3561

January 19, 2006

Mr. Richard Casper, President
Dolphin Productions, Inc.
2068 Haun Avenue
Salt Lake City, Utah 84121

> **Re:** **Dolphin Productions, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2005**
> **File No. 0-50164**

Dear Mr. Casper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operation
1.   We note that you have not yet generated any revenues from the internet marketing of recorded music, and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. See Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the "Liquidity and Capital Resources" section and expand the disclosure in the footnotes to your financial statements.

Item 8A: Controls and Procedures
2.   We refer you to the statement that the principal executive officer and principal financial officer have concluded that "nothing indicated" any deficiencies in the design or operations of the internal controls, fraud, or material weaknesses in internal controls. This disclosure should be revised to state whether your disclosure controls and procedures were effective or ineffective. Accordingly, please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures.

Item 13. Exhibits and Reports
3.   Item 13 of your Form 10-KSB should list all of the exhibits, such as your articles of incorporation, bylaws and material contracts, that are filed (or incorporated by reference) as a part of your report. See Item 601 of Regulation S-B.

Financial Statements
Statements of Operations, page 3
4.   Please note that net loss per share is not a cumulative measure. Therefore, please revise to remove the amount here, as well as the information in Note 7 on page 9, for the period from inception on June 26, 1998 through September 30, 2005.

Note 1 – Summary of Significant Accounting Policies, page 6
5.   Reference is made to the "Organization" section, including the description of your business. It would appear that the description relates to the company's original line of business of providing musical and other performance services for concerts. However, Item 1 of the document appears to indicate that you are no longer pursuing this line of business and are instead focusing your efforts on the internet marketing of music. Accordingly, please revise this disclosure to include a description of your current business efforts, including your plans for emerging from the development stage to full operations.

6.   With respect to your sales of compact discs, tell us whether the customer has any right of return and, if so, tell us how you considered the guidance set forth in SFAS 48.

Note 5 – Going Concern, page 8
7.   You indicate that you intend to raise funds in the future through loans or the additional sales of common stock. However, it is not evident how these funds will be utilized to pursue your business plan. In this regard, please expand your disclosure to state how the funds would be used to initiate and further your operations, and your plans for eliminating the doubt about your ability to continue as a going concern.

Note 6 – Contracts, page 9
8.   Please revise to state the amount and form of consideration paid in connection with the two contracts with musicians. Also, describe the financial arrangements under these

contracts, including any guaranteed payments or other contractual obligations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief